# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIRWA INC., CIK 0001674440
CUSIP: 831445408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0002091629-25-000005
Filed by CIK 0002091629
Persons authorized to receive notices and communications: Michael Anthony Belfiore, 8 Oakridge Lane, Edgecliff Village, Texas (TX), 76134, 8174484451

## Reporting persons
- Belfiore Michael Anthony (CIK 0002091629): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 70,395; shared voting power 0; sole dispositive power 70,395; shared dispositive power 0; aggregate amount beneficially owned 70,395 (0.4% of the class)
  Comment: On 21 October, prior to execution of the PIPE, ATM and reverse split, I beneficially owned 3,213,095 shares of Common Stock, which represented 22.1% of the Total Outstanding Reported Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AIRWA INC.
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977

## Item 2. Identity and Background
Name of person filing: Michael Anthony Belfiore
Residence or business address:
8 Oakridge Lane
Edgecliff Village, Texas 76134
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: The Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations).
Civil proceedings (securities laws) in the last five years: the Reporting Person has never been subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds in the amount of $1,045,284.76 from IRA and Brokerage accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person reaffirms that the securities of the issuer were acquired for investment purposes. The Reporting Person still believes in the strategic potential of the Joint Venture initiatives and views them as a key component of long-term shareholder value creation.

The Reporting Person remains committed to constructive engagement with management and the board of directors regarding corporate governance, transparency, and strategic direction. The Reporting Person intends to act in a collaborative manner and may communicate with other shareholders, analysts, or stakeholders to better understand positioning and governance practices.

The Reporting Person now intends to formally advocate for governance upgrades, regulatory transparency, and shareholder restitution in accordance with Exhibit 1 attached. These actions may include direct engagement with regulatory bodies, public commentary, and coordination with other shareholders to ensure that AiRWA strategic direction and disclosures align with long-term shareholder value and SEC compliance standards.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On 21 October 2025, the Reporting Person beneficially owned 3,213,095 shares of Common Stock, representing 22.1% of the outstanding class. Today, after the PIPE, ATM, and reverse split, the Reporting Person beneficially owns 70,395 shares of Common Stock, representing approximately 0.37% of the ousstanding class.
Number of shares as to which each person has sole or shared power to vote or dispose:
For Michael Anthony Belfiore

Sole Power to vote or direct the vote - 70,395 votes

Shared power to vote or direct the vote - 0 votes

Sole Power to dispose or direct the disposition - 70,395 votes

Shared power to dispose or direct the disposition - 0 votes
Transactions in the class effected during the past sixty days:
10/07/2025 - purchased 3,129,905 shares at $0.3205 per share from the Open Market

10/08/2025 - Purchased 20,190 shares at $0.188 per share from the Open Market

10/27/2025 - Purchased 6,133 shares at $2.91 per share from the Open Market

10/27/2025 - 3,213,095 shares converted to 64,262 shares at an opening price of $3.03 per share on the Open Market
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on 27 October 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the issuer.

## Signatures
- Belfiore Michael Anthony: Michael Anthony Belfiore, Michael Anthony Belfiore (10/29/2025)